Exhibit 21.1

SUBSIDIARIES OF ROCKLEY PHOTONICS LIMITED

Subsidiary	Jurisdiction
Rockley Photonics, Inc.	Delaware

Rockley Photonics Ireland Limited	Ireland

Rockley Photonics Oy	Finland

Rockley Photonics HK Limited	Hong Kong